Fang Xue, Esq. T: +65 6507 3962 fxue@gibsondunn.com

April 30, 2025

Mr. Shane Callaghan

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dada Nexus Limited
Schedule 13E-3
Filed on April 17, 2025
Filed by Dada Nexus Limited, JD.com, Inc., JD.com Investment Limited, JD Sunflower Investment Limited, JD Sunflower Merger Sub Limited, JD.com International Limited, and Windcreek Limited
File No. 005-91531

Dear Mr. Callaghan:

On behalf of Dada Nexus Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated April 25, 2025, with respect to the Schedule 13E-3, File No. 005-91531 (the “Schedule 13E-3”) filed on April 17, 2025 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

Please note that, except where indicated otherwise, all references to page numbers in the responses are references to the page numbers in the Amendment No. 1 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, both of which have been filed concurrently with the submission of this letter in response to the Staff’s comments. All capitalized terms not otherwise defined herein are defined in the Revised Proxy Statement.

The Amendment and the Revised Proxy Statement incorporate the changes made in response to the Staff’s comments. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto is being provided separately to the Staff via email.

Gibson, Dunn & Crutcher LLP Beijing Representative Office (USA)

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We represent the special committee of the board of directors of the Company. To the extent any response relates to information concerning any person other than the Company, such response is included in this letter based on information provided to the Company by such other persons or their respective representatives.

Proxy Statement

General

1.	Please advise us as to what consideration has been given to whether Mr. Ian Su Shan, who is a director of the Company as well as the Chief Financial Officer and Chief Climate Officer of JD, is an affiliate engaged in the going private transaction, and accordingly should be included as a filing person on the Schedule 13E-3. Alternatively, please revise the Schedule 13E-3 to include Mr. Ian Su Shan as a filing person. See Question 201.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, available at http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm. We may have further comment.

The Company respectfully advises the Staff that Mr. Ian Su Shan (“Mr. Shan”) should not be viewed as an affiliate of the Company that is engaged in the transaction pursuant to Rule 13e-3 under the Exchange Act (“Rule 13e-3”) and therefore should not be added as a filing person to the Schedule 13E-3, even though he is a director of the Company as well as the Chief Financial Officer and Chief Climate Officer of JD. In reaching this conclusion, the Company considered, among other things, the Staff’s analysis and interpretive position set forth in its Rule 13e-3 Compliance and Disclosure Interpretations (“CDIs”) and believes that the facts and circumstances at issue here support that Mr. Shan should not be deemed to have engaged in the transaction for purposes of Rule 13e-3. Specifically,

a.

Mr. Shan was not involved in any negotiation, execution or implementation of the transaction and recused himself from all Board meetings in relation to the transaction. He is not a party to any of the agreements entered into in connection with the transaction, including the Merger Agreement, the Commitment Letter and the Limited Guarantee.

b.	Mr. Shan does not hold any Shares in the Company and, after completion of the Merger, will not hold any equity securities in the Surviving Company, and his shareholding in JD is less than 1% of JD’s total outstanding ordinary shares and is immaterial.

c.	Mr. Shan is not and, after completion of the Merger, is not expected to be a director of any filing person within the JD Group or a director of the Surviving Company.

d.	Mr. Shan is not otherwise in a position to “control” the Surviving Company within the meaning of Exchange Act Rule 12b-2 after completion of the Merger.

In sum, Mr. Shan is not in a position to have an independent view on whether he “reasonably believes that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders” of the Company, as required of all Rule 13e-3 filing persons by Item 1014(a) of Regulation M-A (CDI Question 101.01). Furthermore, the addition of Mr. Shan as a filing person would add little information about the transaction that would be beneficial to unaffiliated security holders of the Company. The Company respectfully submits that Mr. Shan should not be included as a filing person to the Schedule 13E-3.

2.	Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A require that the subject company and affiliates filing a Schedule 13E-3 each state whether they believe the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders, as defined in Exchange Act Rule 13e-3(a)(4). We note that the Special Committee and the Board (e.g., on pages 23-24) and the JD Group (e.g., on pages 30-31) instead believe that the Merger is fair to the “Unaffiliated Security Holders,” a defined term that appears to include certain affiliates of the Company, such as its directors and officers. Please revise or advise us why such current disclosure is fully responsive to the requirements of Item 1014(a).

In response to the Staff’s comment, the Company has updated the disclosure on pages iii and ix of the Revised Proxy Statement.

3.	On a related note, please address how each filing person relying on Duff & Phelps’ opinion was able to reach its fairness determination as to unaffiliated security holders given that the opinion addresses fairness with respect to the holders of Shares (other than the Excluded Shares and the Dissenting Shares) and the holders of ADSs (other than ADSs representing the Excluded Shares), rather than all security holders unaffiliated with the Company. See Exchange Act Rule 13e-3(a)(4), Item 8 of Schedule 13E-3, and Item 1014(a) of Regulation M-A.

We respectfully advise the Staff that the Special Committee’s consideration on this issue is provided under the first major bullet point on page 26 of the preliminary proxy statement attached as Exhibit (a)-(1) to the Schedule 13E-3 (which is the third major bullet point on page 26 of the Revised Proxy Statement). The Special Committee notes that the Company’s director and officer shareholders will receive the same amount of merger consideration as the unaffiliated security holders. The Special Committee does not believe the inclusion of these director and officer shareholders in Duff & Phelps’ opinion affects its ability to rely on the opinion of Duff & Phelps as one of the factors, based on which the Special Committee determines that the Merger is fair to the unaffiliated security holders.

4.	Please provide the disclosure required by Item 3 of Schedule 13E-3 and Item 1003(c)(2) of Regulation M-A for each of the natural persons listed in Annex E.

In response to the Staff’s comment, the Company has updated the disclosure on pages E-1-E-4 of the Revised Proxy Statement.

Background of the Merger, page 17

5.	We note the following statement on page 17: “Later on the same date, Mr. Kevin Qing Guo and Mr. Ian Su Shan, two members of the Board who are interested in the Proposed Transaction due to their affiliations with JD, notified the Board that they would recuse themselves from all Board meetings in relation to the Proposed Transaction” (emphasis added). Please revise this section to specify the nature of Mr. Kevin Qing Guo and Mr. Ian Su Shan’s affiliations with JD. Please also discuss those affiliations with JD in the section entitled ‘Interests of the Company’s Executive Officers and Directors in the Merger,’ beginning on page 50.

In response to the Staff’s comment, the Company has updated the disclosure on pages 8, 17 and 51 of the Revised Proxy Statement.

6.	Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A require a filing person to summarize in considerable detail any reports, whether oral or written, received from an outside party that is materially related to the Rule 13e-3 transaction. This section references multiple updates, beginning on February 24, 2025, from Duff & Phelps to the Special Committee regarding its financial due diligence and analysis. Additionally, on February 17, 2025 and February 28, 2025, we note that the Special Committee reviewed additional studies prepared by Duff & Phelps. For these and any other meetings between the Special Committee and Duff & Phelps, please summarize the substance of the reports and file any written materials provided to the Special Committee as exhibits to the Schedule 13E-3. See Item 16 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. To the extent that any reports are duplicative or are simply updates to earlier reports, your disclosure may summarize material differences only.

We respectfully advise the Staff that the updates from Duff & Phelps to the Special Committee regarding its financial due diligence and analysis were all verbal updates of its financial due diligence and analysis. In response to the Staff’s comment, the Company has updated the disclosure on pages 18-22 of the Revised Proxy Statement.

Position of the JD Group as to the Fairness of the Merger, page 30

7.	The factors listed in Instruction 2 to Item 1014 of Regulation M-A, paragraphs (c), (d) and (e) of Item 1014, and Item 1015 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981). We note that the JD Group has not expressly adopted the analyses and conclusions of the Special Committee and the Board in reaching its fairness determination. Therefore, please revise this section to include the factors described in Instruction 2(vi) to Item 1014 of Regulation M-A as well as paragraphs (c), (d), and (e) of Item 1014. If the procedural safeguards in paragraphs (c), (d), and (e) of Item 1014 were not considered, please explain why the JD Group believes that the Rule 13e-3 transaction is fair in the absence of such safeguards.

In response to the Staff’s comment, the JD Group has updated the disclosure on pages 32-34 of the Revised Proxy Statement.

8.	See comment 7 above. We note that the JD Group considered Duff & Phelps’ fairness opinion in making its fairness determination. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis as its own in order to satisfy the disclosure obligation under Item 8 of Schedule 13E-3 and Item 1014(b) of Regulation M-A. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the JD Group ultimately adopted Duff & Phelps’ analysis and opinion as its own. Alternatively, please briefly explain to us how the JD Group has satisfied its obligation to disclose the material factors upon which its fairness determination is based.

We respectfully advise the Staff that the fairness opinion of Duff & Phelps was delivered only to the Special Committee, and that although the JD Group’s belief that the Merger is fair to the Unaffiliated Security Shareholders was consistent with the conclusion expressed in Duff & Phelps’ fairness opinion, the JD Group did not adopt Duff & Phelps’ analysis and opinion as its own. In response to the Staff’s comment, the JD Group has updated the disclosure on page 31 of the Revised Proxy Statement to state its non-adoption of Duff & Phelps’ analysis and opinion. We respectfully submit that the JD Group has satisfied its obligation to disclose the material factors upon which its fairness determination is based by describing all such factors on pages 31-33 of the Revised Proxy Statement. Specifically, the JD Group sets out seven factors it considered in forming its belief that the Merger is substantively fair to the Unaffiliated Security Holders and 17 factors it considered in forming its belief that the Merger is procedurally fair to the Unaffiliated Security Holders, and the JD Group did not consider any other material factor in making its fairness determination than those factors stated on pages 31-33 of the Revised Proxy Statement.

Certain Financial Projections, page 33

9.	On page 35, we note the list of assumptions that the Company’s management made in preparing the Management Projections. Please revise these assumptions to quantify them where practicable.

In response to the Staff’s comment, the Company has updated the disclosure on page 35 of the Revised Proxy Statement to quantify the assumptions where practicable. Other factors involve forecasts of the macroeconomy, financial market conditions and/or regulations in China, the impact of which the Company is unable to quantify.

Opinion of the Special Committee’s Financial Advisor, page 35

10.	Please revise the subsection entitled ‘Discounted Cash Flow Analysis,’ beginning on page 39, to explain how Duff & Phelps determined the Company’s projected future unlevered free cash flows for the fiscal years ending December 31, 2025 through December 31, 2034 based on the Management Projections set forth on page 34.

In response to the Staff’s comment, the Company has updated the disclosure on page 39 of the Revised Proxy Statement.

11.	On page 40, we note that Duff & Phelps did not use multiples derived from the comparable companies it selected to calculate an implied valuation for the Company, but instead they appear to have compared such comparable companies’ multiples to “various valuation multiples for the Company implied by the valuation range determined from the discounted cash flow analysis.” Please revise to state these valuation multiples for the Company that have been derived from Duff & Phelps’ discounted cash flow analysis.

In response to the Staff’s comment, the Company has updated the disclosure on page 39 of the Revised Proxy Statement.

12.	On page 42, we note that Duff & Phelps’ affiliates have previously provided certain valuation services to JD. Please revise to state if Duff & Phelps, or any of its affiliates, has had any other material relationship with the Company, or any of its affiliates, during the past two years. See Item 9 of Schedule 13E-3 and Item 1015(b)(4) of Regulation M-A.

In response to the Staff’s comment, the Company has updated the disclosure on page 43 of the Revised Proxy Statement.

Voting by the JD Group at the Extraordinary General Meeting, page 53

13.	We note that Parent and Merger Sub have agreed to vote and cause their respective affiliates to vote all of their Shares in favor of approving the Transactions pursuant to the Merger Agreement. We also note that according to the section entitled ‘Security Ownership of Certain Beneficial Owners and Management of the Company,’ each of the Company’s directors and executive officers beneficially owns less than 1% of the outstanding Shares. However, to the extent that any of the Company’s directors and executive officers own Shares, please revise to state how each of them intends to vote such Shares at the extraordinary general meeting. See Item 12 of Schedule 13E-3 and Item 1012(d) of Regulation M-A.

In response to the Staff’s comment, the Company has updated the disclosure on page 94 of the Revised Proxy Statement.

Transactions in the Shares and ADSs, page 90

14.	In the subsection entitled ‘Purchases by the Company,’ we note that the Company has repurchased “approximately 7,301,712 ADSs for US$13.0 million at a weighted average price of US$1.77” through its share repurchase program. Please revise to state the amount of ADSs purchased, the range of prices paid, and the average purchase price for each quarter since the program was announced in March 2024. See Item 2 of Schedule 13E-3 and Item 1002(f) of Regulation M-A.

In response to the Staff’s comment, the Company has updated the disclosure on page 91 of the Revised Proxy Statement.

Security Ownership of Certain Beneficial Owners and Management of the Company, page 91

15.	Please revise to state the aggregate number and percentage of the Shares that are beneficially owned by each person specified in General Instruction C to Schedule 13E-3 for each filing person of the Schedule 13E-3. See Annex E. See also Item 11 of Schedule 13E-3 and Item 1008(a) of Regulation M-A.

In response to the Staff’s comment, the Company has updated the disclosure on pages 93-94 of the Revised Proxy Statement.

Where You Can Find More Information, page 95

16.	The SEC no longer maintains a public reference room where filings can be inspected and copied by the public. Please revise the disclosure in the first paragraph of this section accordingly.

In response to the Staff’s comment, the Company has updated the disclosure on page 98 of the Revised Proxy Statement.

* * *

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me by telephone at +65 6507 3962 or by e-mail at fxue@gibsondunn.com.

Very truly yours,

By:	/s/ Fang Xue, Esq.
Fang Xue, Esq.
Gibson, Dunn & Crutcher LLP

Enclosures

cc:              Shu Du, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the JD Group)